FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2005

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$ 1,836,385,000	None (1)
Medium-Term Notes	US$ Nil	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Hon. John Olsen

Australian Consulate-General

150 East 42nd Street, 34th Floor

New York, New York 10117-5612

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xi) The Queensland Treasury Corporation 2005-2006 Annual Report, as Exhibit (c)(xii) The 2005-2006 Annual Economic Report of the Queensland Economy, as Exhibit (c)(xiii) The 2005-2006 Report on State Finances of the Queensland Government, as Exhibit (g)(iii) the consents of Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Glenn Gordon Poole, Auditor-General, State of Queensland; and Sir Leo Hielscher AC, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 30th day of November, 2006.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Neil Castles
Name:	Neil Castles
Title:	Chief Operations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 30th day of November, 2006.

GOVERNMENT OF QUEENSLAND

By:	/s/ Anna Bligh
Name:	The Honourable Anna Bligh MP
Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(xi)	-	The Queensland Treasury Corporation 2005-2006 Annual Report.

Exhibit (c)(xii)	-	The 2005-2006 Annual Economic Report of the Queensland Economy.

Exhibit (c)(xiii)	-	The 2005-2006 Report on State Finances of the Queensland Government.

Exhibit (g)(iii)	-	Consents